Exhibit 99.1

TSX: CCO	website: cameco.com
NYSE: CCJ	currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco announces 2023 results; strategically positioned to increase tier-one production as security of supply contracting cycle advances; maintaining disciplined financial management and growth; improving Westinghouse outlook

Saskatoon, Saskatchewan, Canada, February 8, 2024 .. . . . . . . . . . . . . . . .

Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the fourth quarter and year ended December 31, 2023, in accordance with International Financial Reporting Standards (IFRS).

“Our 2023 financial performance benefitted from higher sales volumes and realized prices in our uranium and fuel services segments. Our net earnings, adjusted net earnings, and cash from operations all more than doubled compared to 2022, with adjusted EBITDA up 93%. In 2024, we expect strong financial performance as we begin to realize the benefits from our investment in Westinghouse. We plan to continue to transition to our tier-one cost structure and make the capital and other expenditures we believe are necessary to position the company for continued sustainable growth. Growth that will be sought in the same manner as we approach all aspects of our business; strategic, deliberate, disciplined, and with a focus on generating full-cycle value,” said Tim Gitzel, Cameco’s president and CEO.

“Heightened geopolitical uncertainty, global production shortfalls, and transportation challenges in 2023 further highlighted the growing security of supply risk at a time when we believe the demand outlook is stronger and more durable than ever. The benefits of nuclear power have come clearly into focus, with 28 countries around the world declaring support for the tripling of capacity to help achieve global net-zero greenhouse gas emissions by 2050. The uncertainty about where nuclear fuel supplies will come from to satisfy growing demand has led to increased long-term contracting activity, and in 2023, about 160 million pounds of uranium was placed under long-term contracts by utilities. Prices across the nuclear fuel cycle continued to rise. Spot enrichment prices are up 38% and conversion prices continue to achieve record highs. Uranium spot prices have more than doubled from around $48 (US) per pound at the end of 2022 to $100 (US) per pound at the end of January 2024, after peaking at $106 (US) per pound earlier in the month, and the long-term price for uranium was $72 (US) per pound, an increase of about 38% over the same period.

“We continue to believe that Cameco remains an excellent opportunity to invest in the recovery of the nuclear fuel cycle. We have 35 years of experience in this market and have built a strong reputation as a proven and reliable supplier with a diversified production portfolio that provides us with the flexibility to work with our customers to ensure they maintain access to our reliable supplies to satisfy their ongoing fuel requirements. We have designed our strategy of full-cycle value capture to be resilient. We have multiple supply options, including production, purchases, inventory and loans we can draw on to help ensure we continue to meet our delivery commitments to our customers. Given the nature of our contracts, we have good visibility into when and where we need to deliver material, and we have put in place a number of tools that allow us to self-manage risk.

“We continue to have success gaining and preserving exposure to the improving market fundamentals under long-term contracts that will underpin the sustainable operation of our assets. In our uranium segment, our contracting focus has been on obtaining market-related pricing mechanisms, while also providing adequate downside protection. We continue to be strategically patient in our discussions to maximize value in our contract portfolio and to maintain exposure to higher prices with unencumbered future productive capacity.

“With ongoing improvements in the market, the new long-term contracts we have put in place and our pipeline of contracting discussions, we are planning to produce 18 million pounds (100% basis) at each of McArthur River/Key Lake and Cigar Lake in 2024. We have also converted 73.4 million pounds (100% basis) (40 million pounds our share) of resources to reserves at Cigar Lake, and plan to begin the work necessary to extend the estimated mine life to 2036. At McArthur River/Key Lake, we will undertake an evaluation of the work and investment necessary to expand production up to its annual licensed capacity of 25 million pounds (100% basis), which we expect will allow us to take advantage of this opportunity when the time is right.

“We are excited to have added a 49% interest in Westinghouse to our portfolio of investments in 2023. We believe Westinghouse is well-positioned for long-term growth driven by the expected increase in global demand for nuclear power. In 2024, we expect our share of its adjusted EBITDA to be between $445 million and $510 million. Further, over the next five years, we expect its adjusted EBITDA will grow at a compound annual growth rate of 6% to 10%.

“Thanks to the disciplined execution of our strategy, including our conservative financial management, our balance sheet remains strong. We expect it will enable us to continue executing our strategy and self-managing risk, including risks related to global macro-economic uncertainty and volatility. As of December 31, 2023, we had $567 million in cash and cash equivalents with approximately $1.8 billion in total debt. And, we recently initiated a partial repayment of $200 million (US) on the $600 million (US) floating-rate term loan that was used to finance the acquisition of Westinghouse. Our $1.0 billion credit facility continues to be undrawn.

“With the renewed recognition of the role nuclear power must play in providing clean and secure baseload power, we are optimistic about Cameco’s role in supporting the transition to a net-zero carbon economy. We have a plan to achieve a 30% absolute reduction from our total Scope 1 and 2 emissions level by 2030 from our 2015 baseline, which is the first major milestone on the journey to achieve our ambition of being net-zero. We believe our largest contribution to the net-zero transition comes from the uranium, nuclear fuel, services and technology that we supply to support the generation of nuclear power – 100% carbon-free electricity. Recently, we put further support behind our commitment to climate action and our vision of energizing a clean-air world by joining Net Zero Nuclear, an initiative between government, industry leaders and civil society to triple global nuclear capacity to achieve carbon neutrality by 2050.

“We believe we have the right strategy to achieve our vision of ‘energizing a clean-air world’ and we will do so in a manner that reflects our values. Embedded in all our decisions is a commitment to addressing the environmental, social and governance risks and opportunities that we believe will make our business sustainable over the long term.”

Summary of Q4 and 2023 results and developments:

•

2024 guidance: With the improvements in the market, the new long-term contracts we have put in place, and a pipeline of contracting discussions, our plan is to produce 18 million pounds (100% basis) at each of McArthur River/Key Lake and Cigar Lake in 2024. We also plan to begin the work necessary to extend the estimated mine life at Cigar Lake to 2036. In addition, at McArthur River/Key Lake, we plan to undertake an evaluation of the work and investment necessary to expand production up to its annual licensed capacity of 25 million pounds (100% basis), which we expect will allow us to take advantage of this opportunity when the time is right. Based on Kazatomprom’s (KAP) announcement on February 1, 2024, production in Kazakhstan is expected to remain 20% below the level stipulated in subsoil use agreements, similar to in 2023, primarily due to the sulfuric acid shortage in the country. We are still in discussions with JV Inkai and KAP to determine how this may impact production at Inkai in 2024 and thereafter and therefore our corresponding purchase obligation. At our Port Hope conversion facility, we plan to produce between 13.5 million and 14.5 million kgU, including 12 million kgU of UF6 to satisfy our book of long-term business for conversion services and customer demand at a time when conversion prices are at historic highs. As a result of these plans, we expect strong financial performance in 2024, including cash flow generation. See Outlook for 2024 and Uranium – Tier-one operations in our 2023 annual MD&A.

•

Fourth quarter net earnings of $80 million; adjusted net earnings of $90 million: Fourth quarter results are driven by normal quarterly variations in contract deliveries and the continued execution of our strategy. Our results include the addition of a new segment with the close of the acquisition of Westinghouse Electric Company (Westinghouse) in the fourth quarter. Adjusted net earnings is a non-IFRS measure, see page 5.

•

Annual net earnings of $361 million; adjusted net earnings of $339 million: Annual results reflect the continued transition back to a tier-one cost structure. Our results also reflect higher sales volumes and the improvement in average realized prices as uranium and conversion prices continued to increase, catalyzed by security of supply concerns. In our uranium segment, we delivered 32 million pounds of uranium at an average realized price of $67.31. Production for 2023 was 17.6 million pounds in our uranium segment, slightly lower than anticipated in September. In our fuel services segment, we delivered 12 million kgU under contract at an average realized price of $35.61 and produced 13.3 million kgU. In addition, we generated $688 million in cash from operations and adjusted EBITDA of $831 million. Our annual results include $101 million in adjusted EBITDA from our investment in Westinghouse. Adjusted net earnings and adjusted EBITDA are non-IFRS measures, see page 5.

•

Disciplined long-term contracting continues: As of December 31, 2023, in our uranium segment, we had commitments requiring delivery of an average of about 27 million pounds of uranium per year from 2024 through 2028, with commitment levels higher than the average in 2024 and 2025, and below the average in 2026 through 2028. Our total portfolio of long-term contracts includes commitments for approximately 205 million pounds of uranium. These commitments only represent about 20% of our current reserve and resource base, providing us with a great deal of exposure to improving demand from our customers as they look to secure their long-term needs. We continue to have a large and growing pipeline of uranium business under discussion. Our focus continues to be on obtaining market-related pricing mechanisms, while also providing adequate downside protection. We continue to be strategically patient in our discussions to maximize value in our contract portfolio and to maintain exposure to higher prices with unencumbered future productive capacity. In addition, with strong demand in the UF6 conversion market, we were successful in adding new long-term contracts that bring our total contracted volumes to over 75 million kgU of UF6 that will underpin our Port Hope conversion facility for years to come.

•

JV Inkai shipments: The first shipment containing approximately two thirds of our share of Inkai’s 2023 production was received in the fourth quarter. The second shipment with the remaining volume of our share of 2023 production has arrived at a Canadian port. We continue to work closely with JV Inkai and our joint venture partner, KAP, to receive our share of production via the Trans-Caspian International Transport Route, which does not rely on Russian rail lines or ports. We could experience further delays to our expected Inkai deliveries if transportation using this shipping route takes longer than anticipated. To mitigate the risk of delays, we have inventory, long-term purchase agreements and loan arrangements in place we can draw on to meet our commitments. Depending on when we receive shipments of our share of Inkai’s production, our share of earnings from this equity-accounted investee and the timing of the receipt of our share of dividends from the joint venture may be impacted. See Uranium – Tier-one operations – Inkai in our 2023 annual MD&A.

•

Acquisition of Westinghouse: In November, we announced the closing of the acquisition of Westinghouse in a strategic partnership with Brookfield Asset Management alongside its publicly listed affiliate Brookfield Renewable Partners (Brookfield) and institutional partners. Cameco now owns a 49% interest and Brookfield owns the remaining 51% in Westinghouse. We believe bringing together our expertise in the nuclear industry with Brookfield’s expertise in clean energy positions nuclear power at the heart of the clean energy transition and creates a powerful platform for strategic growth across the nuclear sector. In 2024, we expect our share of its adjusted EBITDA to be between $445 million and $510 million. Further, over the next five years, we expect its adjusted EBITDA will grow at a compound annual growth rate of 6% to 10%. Adjusted EBITDA is a non-IFRS measure, see page 5. See Westinghouse Electric Company in our 2023 annual MD&A.

•

Strong balance sheet: As of December 31, 2023, we had $567 million in cash and cash equivalents and $1.8 billion in total debt. In addition, we have a $1.0 billion undrawn credit facility. We have a $500 million senior unsecured debenture maturing on June 24, 2024. Over the coming months, we will look for an opportunity to refinance this debenture, prior to maturity or as it comes due. Ultimately, our decision will be made with consideration for our cash generation, the interest rate environment and other capital allocation considerations. In addition, we have initiated a partial repayment of $200 million (US) on the $600 million (US) floating-rate term loan that was used to finance the acquisition of Westinghouse. The prepayment will be applied to the $300 million (US) tranche, which matures in November 2026. See Financing Activities in our 2023 annual MD&A for more information about the term loan.

•

Received dividends from JV Inkai: In the first quarter of 2023, we disclosed the receipt of a cash dividend payment from JV Inkai totaling $79 million (US), net of withholdings. JV Inkai distributes excess cash, net of working capital requirements, to the partners as dividends. See Uranium – Tier-one operations – Inkai in our 2023 annual MD&A.

•

Canada Revenue Agency (CRA) tax dispute: In March, we announced CRA issued revised reassessments for the 2007 through 2013 tax years, which resulted in a refund of $297 million of the $780 million in cash and letters of credit held by CRA at the time. The refund consisted of cash in the amount of $86 million and letters of credit in the amount of $211 million, which were returned in the second quarter. In the third quarter MD&A, we disclosed the receipt of $12 million from CRA for disbursements related to costs awarded by the courts, based on their decisions in our favour for the 2003, 2005 and 2006 tax years. The costs were in addition to the $10 million we received from CRA in April 2021 as reimbursement for legal fees. In late 2023, we received a reassessment for the 2017 tax year based on CRA’s alternate reassessing position and expect we will be required to provide letters of credit of about $70 million as security. See Transfer pricing dispute in our 2023 annual MD&A for more information.

•

Licence renewals: In January, the Canadian Nuclear Safety Commission (CNSC) granted a 20-year licence renewal for Cameco Fuel Manufacturing, which also allows for a slight increase to 1,650 tonnes as UO2 fuel pellets (previously 1,200 tonnes). In October, the CNSC renewed the licences for McArthur River, Key Lake and Rabbit Lake. We were pleased to receive 20-year licences for McArthur River and Key Lake and a 15-year licence for Rabbit Lake. We believe that our commitment to protecting the health and safety of our employees, the public and the environment is reflected in the extended duration of the licences.

Consolidated financial results

	THREE MONTHS ENDED		YEAR ENDED
CONSOLIDATED HIGHLIGHTS	DECEMBER 31		DECEMBER 31
($ MILLIONS EXCEPT WHERE INDICATED)	2023	2022	2023	2022
Revenue	844	524	2,588	1,868
Gross profit	133	65	562	233
Net earnings (loss) attributable to equity holders	80	(15)	361	89
$ per common share (basic)	0.18	(0.04)	0.83	0.22
$ per common share (diluted)	0.18	(0.04)	0.83	0.22
Adjusted net earnings (loss) (non-IFRS, see page 5)	90	36	339	135
$ per common share (adjusted and diluted)	0.21	0.09	0.78	0.33
Adjusted EBITDA (non-IFRS, see page 5)[1]			831	431
Cash provided by operations	201	77	688	305

[1]	We have only provided adjusted EBITDA on a year-to-date basis.

The 2023 annual financial statements have been audited; however, the 2022 fourth quarter and 2023 fourth quarter financial information presented is unaudited. You can find a copy of our 2023 annual MD&A and our 2023 audited financial statements on our website at cameco.com.

NET EARNINGS

The following table shows what contributed to the change in net earnings and adjusted net earnings (non-IFRS measure, see page 5) in the three months and year ended December 31, 2023, compared to the same period in 2022.

		THREE MONTHS ENDED		YEAR ENDED
	CHANGES IN EARNINGS	DECEMBER 31		DECEMBER 31
	($ MILLIONS)	IFRS	ADJUSTED	IFRS	ADJUSTED
	Net earnings (losses) - 2022	(15)	36	89	135

	Change in gross profit by segment
(we calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A), net of hedging benefits)
Uranium	Impact from sales volume changes	10	10	30	30
	Higher realized prices ($US)	122	122	208	208
	Foreign exchange impact on realized prices	13	13	95	95
	Higher costs	(73)	(73)	(9)	(9)

	change – uranium	72	72	324	324

Fuel services	Impact from sales volume changes	4	4	9	9
	Higher realized prices ($Cdn)	8	8	32	32
	Higher costs	(14)	(14)	(34)	(34)

	change – fuel services	(2)	(2)	7	7

	Other changes
	Higher administration expenditures	(30)	(30)	(74)	(74)
	Higher exploration expenditures	(1)	(1)	(7)	(7)
	Change in reclamation provisions	41	(7)	31	3
	Change in gains or losses on derivatives	36	(4)	111	(24)
	Change in foreign exchange gains or losses	2	2	(58)	(58)
	Change in earnings from equity-accounted investments	39	59	60	80
	Bargain purchase gain on CLJV ownership interest increase	—	—	(23)	—
	Higher (lower) finance income	(3)	(3)	75	75
	Higher finance costs	(24)	(24)	(30)	(30)
	Change in income tax recovery or expense	(32)	(5)	(130)	(78)
	Other	(3)	(3)	(14)	(14)

	Net earnings - 2023	80	90	361	339

Non-IFRS measures

The non-IFRS measures referenced in this document are supplemental measures, which are used as indicators of our financial performance. Management believes that these non-IFRS measures provide useful information to investors, securities analysts, lenders and other interested parties in assessing our operational performance and our ability to generate cash flows to meet our cash requirements. These measures are not recognized measures under IFRS, do not have standardized meanings, and are therefore unlikely to be comparable to similarly-titled measures presented by other companies. Accordingly, these measures should not be considered in isolation or as a substitute for the financial information reported under IFRS. The following are the non-IFRS measures used in this document.

ADJUSTED NET EARNINGS

Adjusted net earnings (ANE) is our net earnings attributable to equity holders, adjusted for non-operating or non-cash items such as gains and losses on derivatives, adjustments to reclamation provisions flowing through other operating expenses, and bargain purchase gains, that we believe do not reflect the underlying financial performance for the reporting period. Other items may also be adjusted from time to time. We do not adjust this measure for items that equity-accounted investees make in arriving at other non-IFRS measures. Adjusted net earnings is one of the targets that we measure to form the basis for a portion of annual employee and executive compensation (see Measuring our results in our 2023 annual MD&A).

In calculating ANE we adjust for derivatives. We do not use hedge accounting under IFRS and, therefore, we are required to report gains and losses on all hedging activity, both for contracts that close in the period and those that remain outstanding at the end of the period. For the contracts that remain outstanding, we must treat them as though they were settled at the end of the reporting period (mark-to-market). However, we do not believe the gains and losses that we are required to report under IFRS appropriately reflect the intent of our hedging activities, so we make adjustments in calculating our ANE to better reflect the impact of our hedging program in the applicable reporting period. See Foreign exchange in our 2023 annual MD&A for more information.

We also adjust for changes to our reclamation provisions that flow directly through earnings. Every quarter we are required to update the reclamation provisions for all operations based on new cash flow estimates, discount and inflation rates. This normally results in an adjustment to our asset retirement obligation asset in addition to the provision balance. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake and US ISR operations, the adjustment is recorded directly to the statement of earnings as “other operating expense (income)”. See note 16 of our annual financial statements for more information. This amount has been excluded from our ANE measure.

The bargain purchase gain that was recognized when we acquired our pro-rata share of Idemitsu Canada Resources Ltd.’s 7.875% participating interest in the Cigar Lake Joint Venture has also been removed in calculating ANE since it is non-cash, non-operating and outside of the normal course of our business. The gain was recorded in the statement of earnings as part of “other income (expense)”.

As a result of the change in ownership of Westinghouse when they were acquired by Cameco and Brookfield, their inventories at the acquisition date were revalued based on the market price at that date. As these quantities are sold, their cost of products and services sold reflect these market values, regardless of Westinghouse’s historic costs. Since this adjustment is non-cash, outside of the normal course of business and only occurred due to the change in ownership, it has been excluded from our ANE measure.

The following table reconciles adjusted net earnings with our net earnings for the three months and years ended December 31, 2023, and 2022.

	THREE MONTHS ENDED		YEAR ENDED
	DECEMBER 31		DECEMBER 31
($ MILLIONS)	2023	2022	2023	2022
Net earnings (loss) attributable to equity holders	80	(15)	361	89

Adjustments
Adjustments on derivatives	(59)	(19)	(59)	76
Adjustments to earnings from equity-investees	20	—	20	—
Adjustments on other operating expense (income)	40	88	(2)	26
Adjustment to other income	—	—	—	(23)
Income taxes on adjustments	9	(18)	19	(33)

Adjusted net earnings	90	36	339	135

EBITDA

EBITDA is defined as net earnings attributable to equity holders, adjusted for the costs related to the impact of the company’s capital and tax structure including depreciation and amortization, finance income, finance costs (including accretion) and income taxes.

ADJUSTED EBITDA

Adjusted EBITDA is defined as EBITDA adjusted for the impact of certain costs or benefits incurred in the period which are either not indicative of the underlying business performance or that impact the ability to assess the operating performance of the business. These adjustments include the amounts noted in the adjusted net earnings definition.

In calculating adjusted EBITDA, we also adjust for items included in the results of our equity-accounted investees. These items are reported as part of marketing, administrative and general expenses within the investee financial information and are not representative of the underlying operations. These include gain/loss on undesignated hedges, transaction costs related to acquisitions and gain/loss on disposition of a business.

We also adjust for the unwinding of the effect of purchase accounting on the sale of inventories which is included in our share of earnings from equity-accounted investee and recorded in the cost of products and services sold in the investee information (see note 12 to the financial statements).

The company may realize similar gains or incur similar expenditures in the future.

EBITDA and adjusted EBITDA are measures which allow us and other users to assess results of operations from a management perspective without regard for our capital structure. To facilitate a better understanding of these measures, the table below reconciles earnings before income taxes with EBITDA and adjusted EBITDA for the years ended 2023 and 2022.

For the year ended December 31, 2023:

($ MILLIONS)	URANIUM[1]	FUEL SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) attributable to equity holders	606	129	(24)	(350)	361
Depreciation and amortization	175	35	—	10	220
Finance income	—	—	—	(112)	(112)
Finance costs	—	—	—	116	116
Income taxes			(7)	126	119
Net adjustments on equity investees[2]	56	—	89	—	145

EBITDA	837	164	58	(210)	849
Loss on derivatives	—	—	—	(59)	(59)
Other operating expense (income)	(2)	—	—	—	(2)
Other income	—	—	—	—	—
Adjustments on equity investees[3]	—	—	43	—	43

Adjusted EBITDA	835	164	101	(269)	831

[1]	JV Inkai EBITDA is included in the uranium segment. See JV Inkai Non-IFRS measures in our 2023 annual MD&A.
[2]	Includes depreciation and amortization, finance income and finance costs of equity-accounted investees (see note 12 to the financial statements).
[3]	For detail of adjustments, see Our 2023 Earnings from Westinghouse in our 2023 annual MD&A.

For the year ended December 31, 2022:

($ MILLIONS)	URANIUM[1]	FUEL SERVICES	OTHER	TOTAL
Net earnings (loss) attributable to equity holders	200	120	(231)	89
Depreciation and amortization	136	33	8	177
Finance income	—	—	(37)	(37)
Finance costs	—	—	86	86
Income taxes	—	—	(4)	(4)
Net adjustments on equity investees[2]	41	—	—	41

EBITDA	377	153	(178)	352
Loss on derivatives	—	—	76	76
Other operating expense (income)	26	—	—	26
Other income	(23)	—	—	(23)

Adjusted EBITDA	380	153	(102)	431

[1]	JV Inkai EBITDA is included in the uranium segment. See JV Inkai Non-IFRS measures in our 2023 annual MD&A.
[2]	Includes depreciation and amortization, finance income and finance costs of equity-accounted investees (see note 12 to the financial statements)

The following Westinghouse financial outlook is reported in Canadian dollars and prepared in accordance with IFRS and reflects Cameco’s 49% ownership share. It reconciles the Westinghouse outlook for net earnings with EBITDA and adjusted EBITDA.

CAMECO SHARE (49%) ($Cdn MILLIONS - IFRS)	2024 OUTLOOK
Net earnings (loss)	(170-230)
Depreciation and amortization	335-385
Finance income	(2-3)
Finance costs	140-170
Income tax expense (recovery)	10-30

EBITDA	320-380
Adjustments on cost of products and services sold	55-60
Adjustments on marketing, administrative and general	50-65

Adjusted EBITDA	445-510

The outlook for Westinghouse’s Adjusted EBITDA for 2024 and its growth over the next five years are based on the following assumptions:

•	An exchange rate of $1.00 (US) for $1.30 (Cdn)

•

A compound annual growth rate in revenue from its core business of 4% to 6%, which is slightly higher than the anticipated average growth rate of the nuclear industry based on the World Nuclear Association’s Reference Case. In addition to orders for PWR reactor fuel and services, this includes orders for VVER and BWR fuel and services. The outlook assumes that work is fulfilled on the timelines and scope expected based on current orders received, and additional work is undertaken based on past trends. The expected margins on this work are aligned with the historic margins of 16% to 19%, with variability expected to come from product mix compared to in previous years.

•

Growth from new AP1000® reactor projects is based on agreements that have been signed and announcements where the AP1000 technology has been selected, including Poland, Bulgaria and Ukraine. It is assumed that work on announced agreements and announced selections to be done by Westinghouse would proceed on the timelines and revenue pattern noted under the New Build Framework. The growth only assumes Westinghouse undertakes the Engineering and Procurement work required prior to a new reactor project breaking ground, which is a small component of the overall potential. A delay in project timelines or cancellation of announced projects would result in a growth rate near the bottom of the range.

•

Estimates and assumptions, including development timelines for both announced and potential reactor builds are subject to government and regulatory approval, as well as risks related to the current macro-economic environment, and may differ significantly from those assumed.

•

We also expect that investments in new technologies, including eVinci™ microreactor and AP300™ small modular reactor, will be made in accordance with Westinghouse’s current business plan and are expected to contribute to Westinghouse’s Adjusted EBITDA largely outside the 5-year time frame.

Selected segmented highlights

			THREE MONTHS ENDED DECEMBER 31			YEAR ENDED DECEMBER 31
HIGHLIGHTS			2023	2022	CHANGE	2023	2022	CHANGE
Uranium	Production volume (million lbs)		5.7	3.7	54%	17.6	10.4	69%
	Sales volume (million lbs)		9.8	6.9	42%	32.0	25.6	25%
	Average realized price[1]	($US/lb)	52.35	43.05	22%	49.76	44.73	11%
		($Cdn/lb)	71.65	57.87	24%	67.31	57.85	16%
	Revenue ($ millions)		700	397	76%	2,152	1,480	45%
	Gross profit ($ millions)		96	24	>100%	444	121	>100%
	Net earnings[2]					606	200	>100%
	Adjusted EBITDA[2,3]					835	380	>100%
Fuel services	Production volume (million kgU)		3.7	3.7	—	13.3	13.0	2%
	Sales volume (million kgU)		4.2	3.8	11%	12.0	11.1	8%
	Average realized price [4]	($Cdn/kgU)	32.19	30.11	7%	35.61	32.92	8%
	Revenue ($ millions)		134	115	17%	426	365	17%
	Gross profit ($ millions)		40	41	(2)%	124	117	6%
	Net earnings[2]					129	120	8%
	Adjusted EBITDA[2,3]					164	153	7%
Westinghouse	Revenue[5]					521	—	—
(our share)	Net loss[2]					(24)	—
	Adjusted EBITDA[2,3]					101	—	—

[1]	Uranium average realized price is calculated as the revenue from sales of uranium concentrate, transportation and storage fees divided by the volume of uranium concentrates sold.
[2]	We have only provided segmented net earnings (loss) and adjusted EBITDA on a year-to-date basis.
[3]	Non-IFRS measure, see page 5.
[4]

Fuel services average realized price is calculated as revenue from the sale of conversion and fabrication services, including fuel bundles and reactor components, transportation and storage fees divided by the volumes sold.

[5]	We closed the acquisition of Westinghouse on November 7, 2023. Our share of its revenue is reflected for the year ended 2023. We did not have an ownership interest in Westinghouse in 2022.

Management’s discussion and analysis (MD&A) and financial statements

The 2023 annual MD&A and consolidated financial statements provide a detailed explanation of our operating results for the three and twelve months ended December 31, 2023, as compared to the same periods last year, and our outlook for 2024. This news release should be read in conjunction with these documents, as well as our most recent annual information form, all of which are available on our website at cameco.com, on SEDAR+ at www.sedarplus.com, and on EDGAR at sec.gov/edgar.shtml.

Qualified persons

The technical and scientific information discussed in this document for our material properties McArthur River/Key Lake, Cigar Lake and Inkai was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

MCARTHUR RIVER/KEY LAKE

•	Greg Murdock, general manager, McArthur River, Cameco

•	Daley McIntyre, general manager, Key Lake, Cameco

INKAI

•	Sergey Ivanov, deputy director general, technical services, Cameco Kazakhstan LLP

CIGAR LAKE

•	Lloyd Rowson, general manager, Cigar Lake, Cameco

•	Scott Bishop, director, technical services, Cameco

•	Alain D. Renaud, principal resource geologist, technical services, Cameco

•	Biman Bharadwaj, principal metallurgist, technical services, Cameco

Caution about forward-looking information

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect.

Examples of forward-looking information in this news release include: our expectation of strong financial performance as we begin to realize benefits from our investment in Westinghouse, including our belief that Westinghouse is well-positioned for long-term growth, and our expected share of its adjusted EBITDA for 2024 and over the next five years; our expectation that Westinghouse’s investments in new technologies will be made in accordance with Westinghouse’s current business plan and our expectations regarding the effects on Westinghouse’s adjusted EBITDA; our views regarding supply and demand for nuclear power and its growth across the near, medium and long term; our ability to benefit from market fundamentals and opportunities; the durability of growth in our uranium and conversion services contracting; our ability to operate our assets sustainably, and our expectations regarding the value they will generate for us; our expectations regarding the impact of the completion of a return to a tier-one run rate on our financial results; our views regarding the impact on the nuclear power industry of geopolitical events and ongoing focus on climate crisis; our belief that Cameco is an excellent opportunity to invest in the recovery in the uranium market; the durability of our growth, and our ability to pursue growth and generate full-cycle value; our contract portfolio strategy and ability to maintain exposure to higher prices with unencumbered future productive capacity; our supply plans, including production levels at McArthur River/Key Lake, Cigar Lake and Inkai, as well as at our Port Hope conversion facility; our intention to extend the estimated mine life at Cigar Lake to 2036, our ability to continue to receive production from Inkai without reliance on Russian rail lines or ports and our ability to mitigate the risk of shipment delays; our ability to expand production from our existing assets, and the production level we could achieve through our tier-one expansion opportunities; the factors we will consider in making decisions regarding expanding production; our ability to continue to be resilient; our optimism regarding our role in supporting a transition to a net-zero carbon economy, and expectations regarding our ability to achieve emissions level reductions within our expected timeframes; our vision of energizing a clean-air world and belief in our strategy for doing so in a manner that reflects our values; our expectations regarding refinancing our debenture prior to maturity or as it comes due; our expectations regarding letter of credit requirements in connection with CRA’s reassessment for the 2017 tax year; our views regarding the long-term sustainability of our business and our ability to self-manage risk; and the expected date for announcement of our 2024 first quarter results.

Material risks that could lead to different results include: unexpected changes in uranium supply, demand, long-term contracting, and prices; changes in consumer demand for nuclear power and uranium as a result of changing societal views and objectives regarding nuclear power, electrification and decarbonization; the risk that we may not continue with our supply discipline strategy; risks to Westinghouse’s business associated with potential production disruptions, the implementation of its business objectives, compliance with licensing or quality assurance requirements, or otherwise be unable to achieve expected growth; the risk that we may not be able to implement changes to future operating and production levels for Cigar Lake and McArthur River/Key Lake and Inkai, or at our Port Hope conversion facility, to the planned levels within the expected timeframes, or that the costs involved in doing so, exceed our expectations; the risk that our revenues and cash flows may not improve to the extent expected; the risk of Inkai shipment delays due to the continuation or outcome of the conflict between Ukraine and Russia; the risk that we may not be able to meet sales commitments for any reason; the risk that we may not be able to continue to be resilient or continue to improve our financial performance; the risks to our business associated with potential production disruptions, including those related to global supply chain disruptions, global economic uncertainty and political volatility; the risk that we may not be able to implement our business objectives in a manner consistent with our environmental, social, governance and other values; the risk that the strategy we are pursuing may prove unsuccessful, or that we may not be able to execute it successfully; the risk that we may not be successful in pursuing innovation or implementing advanced technologies; the risk that we may not be able to refinance our debenture on terms that are as favourable as we expect; and the risk that we may be delayed in announcing our future financial results.

In presenting the forward-looking information, we have made material assumptions which may prove incorrect about: uranium demand, supply, consumption, long-term contracting, growth in the demand for and global public acceptance of nuclear energy, and prices; our production, purchases, sales, deliveries and costs; the market conditions and other factors upon which we have based our future plans and forecasts; the success of our plans and strategies, including planned operating and production changes; assumptions about Westinghouse’s production, purchases, sales, deliveries and costs, the absence of business disruptions, and the success of its plans and strategies; the absence of new and adverse government regulations, policies or decisions; that there will not be any significant unanticipated adverse consequences to our business resulting from production disruptions, including those relating to supply disruptions, and economic or political uncertainty and volatility; and our ability to announce future financial results when expected.

Please also review the discussion in our 2023 annual MD&A and most recent annual information form for other material risks that could cause actual results to differ significantly from our current expectations, and other material assumptions we have made. Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Conference call

We invite you to join our fourth quarter conference call on Thursday, February 8, 2024, at 8:00 a.m. Eastern.

The call will be open to all investors and the media. To join the call, please dial (800) 319-4610 (Canada and US) or (604) 638-5340. An operator will put your call through. The slides and a live webcast of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our website, cameco.com, shortly after the call

•	on post view until midnight, Eastern, March 8, 2024, by calling (800) 319-6413 (Canada and US) or (604) 638-9010 (Passcode 0554)

2024 first quarter report release date

We plan to announce our 2024 first quarter results before markets open on April 30, 2024.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Utilities around the world rely on Cameco to provide global nuclear fuel solutions for the generation of safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan, Canada.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

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Investor inquiries:

Rachelle Girard

306-956-6403

rachelle_girard@cameco.com

Media inquiries:

Veronica Baker

306-385-5541

veronica_baker@cameco.com